

16013005

SSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-30196

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM / DD / YY) AND ENDING 12/31/15 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gilder Gagnon Howe & Co. LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Columbus Circle, 25th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Huynh — 212-424-0365
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name — *if individual, state last, first, middle name)*

300 Madison Ave	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Travis Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gilder Gagnon Howe & Co. LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLY M. ADAMS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AD6295682
Qualified in Orange County
My Commission Expires January 06, 2018

Signature

Chief Executive Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gilder Gagnon Howe & Co. LLC

Consolidated Statement of Financial Condition

December 31, 2015



Report of Independent Registered Public Accounting Firm

To the Management of Gilder Gagnon Howe & Co. LLC

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Gilder Gagnon Howe & Co. LLC (the "Firm") and its subsidiaries at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The consolidated statement of financial condition is the responsibility of the Firm's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2016

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Gilder Gagnon Howe & Co. LLC
Consolidated Statement of Financial Condition
December 31, 2015

Assets	
Cash (including restricted cash of $1,058,750)	$ 1,743,907
Receivable from clearing broker	2,422,972
Securities owned, held at clearing broker, at market value	30,059,642
Furniture, equipment, aircraft and leasehold improvements, at cost, net of accumulated depreciation and amortization of $19,417,389	3,300,108
Other assets	1,118,381
Total assets	$ 38,645,010
Liabilities and Members' Capital	
Liabilities	
Accrued compensation	$ 6,437,519
Profit sharing plan	3,104,095
Accounts payable and accrued expenses	1,299,706
Other liabilities	750,000
Total liabilities	$ 11,591,320
Commitments and contingencies (Note 5)	
Members' capital	27,053,690
Total liabilities and members' capital	$ 38,645,010

The accompanying notes are an integral part of the consolidated statement of financial condition.

1. Organization and Nature of Operations

Gilder Gagnon Howe & Co. LLC (the "Firm") is a New York limited liability corporation. The Firm is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Firm is also a member of the Financial Industry Regulatory Authority ("FINRA"). In addition, the Firm is registered as an introducing broker with the Commodity Futures Trading Commission ("CFTC"). The Firm is also registered with the SEC as an Investment Adviser.

The Firm manages investments for individual customers on a discretionary basis. It earns income from commissions charged to customers, and effects transactions in listed and unlisted securities, options and commodities. The Firm introduces all of its customer transactions, which are not reflected in these financial statements, to a clearing broker, which clears such transactions on a "fully disclosed" basis. Accordingly, substantially all of the Firm's credit exposures are concentrated with the clearing broker.

The clearing broker has procedures to maintain collateral for the firm's introduced customer margin loans. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Firm for uncollateralized and under-collateralized margin loans receivable, as the Firm is responsible for its clients to maintain margin in their respective customer's margin account to the satisfaction of the clearing broker. The clearing broker may also charge the Firm for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Firm has no maximum amount and applies to all trades executed through the clearing broker, the Firm believes there is no maximum amount assignable to this. At December 31, 2015, the Firm has recorded no liabilities with regard to the clearing broker's right.

In addition, the Firm has the right to pursue collection or performance from customers or other counterparties who do not perform under their contractual obligations.

2. Significant Accounting Policies

Principles of Consolidation

The Firm's wholly-owned subsidiaries were established for operating purposes. The consolidated financial statements include the accounts of the Firm and its wholly-owned subsidiaries In Pursuit LLC, Cloverleaf LLC, Open Sky LLC and Onward and Upward LLC. The subsidiaries are single member limited liability companies in which Gilder Gagnon Howe & Co. LLC has a 100% interest. All material intercompany amounts are eliminated in consolidation.

Cash

The Firm maintains its cash in primarily one major financial institution, which can exceed federal insurance limits. The Firm maintains a portion of the cash amount of $1,058,750 in a restricted cash account for the purposes of satisfying a lease deposit requirement.

Receivable From Clearing Broker

Receivable from clearing broker represents commissions from the Firm's clearing broker. The Firm is subject to credit risk should the clearing broker be unable to pay the receivable from clearing broker balance reflected on the statement of financial condition; however, the Firm does not anticipate nonperformance by this counterparty. The carrying value of the receivable from clearing broker approximates the fair value as the balance is short-term and interest bearing, and would also be classified as level two in the fair value hierarchy.

Securities Transactions and Commissions Income

Securities transactions are recorded on trade-date at market value; commission revenues and expenses are recorded on trade-date.

Furniture, Equipment, Aircraft and Leasehold Improvements

Furniture, equipment and aircraft are depreciated over their estimated useful lives using the declining-balance method. The Firm applies the declining-balance method of 125%. Leasehold improvements are depreciated over the shorter of the term of the lease or the estimated life of the improvement using the straight-line method.

Financial Instruments

The fair values of the Firm's financial instruments approximate their carrying values due to their short-term nature. All of the Firm's financial instruments are primarily investments in money market accounts and therefore are Level 1 under ASC 820.

Distributions to Members

The allocation of income to the Firm's members is based on the members' agreement. The Firm generally distributes income to the members every month in arrears. In January 2016, $2,784,096 was paid to members.

Income Taxes

The Firm is a Limited Liability Company that is taxed as a partnership for federal income tax purposes and accordingly is not subject to federal or state corporate income taxes. However, the Firm is subject to the New York City Unincorporated Business Tax ("UBT"), which has a statutory tax rate of 4%. The difference between the Firm's effective tax rate and the statutory rate is principally due to state apportionment factors. Other income taxes have not been provided, as the members are individually responsible for such taxes on their respective share of the Firm's net income.

The Firm recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. As of December 31, 2015, the Firm has no uncertain tax positions.

The Firm is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the Company has significant business operations such as New York City. The tax years under examination vary by jurisdiction. The last open tax year that the Firm is subject to examination is 2010.

Investment Advisor Income

Investment Advisor income is a fee, based on a percentage of assets under management, charged on retirement accounts in arrears.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
The Firm has evaluated and determined that no events or transactions occurred after December 31, 2015 and through February 25, 2016 that would require recognition or disclosure in these consolidated statement of financial condition.

Recent Accounting Developments
In May 2014, the Financial Accounting Standards Board issued ASU No. 2014-09 "Revenue from Contracts with Customers". The ASU provides a single comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries and across capital markets. ASU 2014-09 was amended in August 2015 by ASU 2015-14 and is effective for annual reporting periods beginning after December 15, 2017. The Firm is still evaluating the impact, if any, this ASU will have on the Firm's Financial Statements.

3. Furniture, Equipment, Aircraft and Leasehold Improvements

A summary of the components of furniture, equipment, aircraft and leasehold improvements at December 31, 2015 are as follows:

Furniture	$ 1,547,474
Equipment	2,241,964
Aircraft	4,925,663
Leasehold improvements	14,002,396
	22,717,497
Accumulated depreciation and amortization	(19,417,389)
	$ 3,300,108

The Firm owns 100% of one aircraft and a fractional 3.125% interest in a second aircraft.

4. Defined Retirement and Contribution Benefit Plans

The Firm has a profit-sharing plan for all full-time eligible employees. The 2015 Firm contribution is an amount equal to 20% of the compensation earned by eligible employees during 2015, limited to a maximum of $53,000 per individual employee allowable under United States Treasury Department regulations.

The Firm also has a defined contribution benefit plan for all full-time eligible employees. The 2015 Firm contribution amount is based on the plan's schedule containing amounts per eligible individual.

5. Commitments and Contingencies

The Firm is obligated under two non-cancelable leases for office spaces, the first one which is currently being occupied will expire on January 31, 2017, and the second for their future office space which begins on January 1, 2016 and expires on September 30, 2031. Additionally, the second lease contains an abatement period in which deferred rent is accounted for beginning January 1, 2016 through September 30, 2016. Both leases contain a provision for escalation based on certain increases in costs incurred by the lessor. Minimum future annual rental commitments under the non-cancelable operating lease are as follows:

Year Ending December 31, 2015	
2016	4,625,549
2017	2,280,608
2018	1,965,629
2019	2,004,942
2020 - Thereafter	29,408,083
Total minimum future rental payments	$ 40,284,811

6. Regulatory Requirements

The Firm is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) and the Commodity Futures Trading Commission's Regulation 1.17, which both require the maintenance of minimum net capital, as defined. The Firm has elected to use the alternative method permitted by SEC Rule 15c3-1, under which the Firm's greatest minimum net capital requirement is $250,000. At December 31, 2015, the Firm had net capital, as defined, of approximately $17,670,376, which was $17,420,376 in excess of the minimum net capital requirement. The firm is registered as an introducing commodity broker with the Commodities Futures Trading Commission.

The Firm claims exemption under the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because, as an introducing broker, it clears all transactions with and for customers on a fully disclosed basis with its clearing broker, and promptly transmits all customer funds and securities to the clearing broker.

GGHC GILDER GAGNON HOWE & CO.

February 26, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Registered Broker/Dealer Annual Financial Statement

Representatives:

We submit herewith the following reports of Gilder Gagnon Howe & Co. LLC (the "Firm"):

Two copies of the Firm's Statement of Financial Condition as of December 31, 2015.

Two copies of the Firm's Financial Statements and Supplemental Schedules pursuant to Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.10 of the Commodity Futures Trading Commission, for the year ended December 31, 2015.

Two copies of our letter regarding the Firm's internal control.

Two copies of our letter regarding the Firm's exemption filing.

One copy of our letter regarding the Firm's SIPC Agreed Upon Procedures

It is our understanding that the Firm's Financial Statements and Supplemental Schedules, which are separately provided from the Statement of Financial Condition, shall be deemed confidential pursuant to the disclosure standard set forth in paragraph (e)(3) of Rule 17a-5.

Very truly yours,



David C. Huynh

Gilder Gagnon Howe & Co. LLC
Members of the NYSE Euronext and FINRA
Registered Investment Advisor
3 Columbus Circle ▪ New York, NY 10019
tel: 212.765.2500 ▪ www.gghc.com